RECEIVED

2007 FEB 13 P 12:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

05 February 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

07021041

Your ref : 82-34872

Dear Sir,

SUPPL

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

PROCESSED

FEB 16 2007

THOMSON
FINANCIAL

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

1 FEBRUARY TO 5 FEBRUARY 2007

309	01/02/2007 : 10:40:00	Smiths Group PLC - Total Voting Rights
310	05/02/2007 : 10:45:00	Smiths Group PLC - Director/PDMR shareholding

Free annual report

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	10:40 01-Feb-07
Number	5367Q

01 FEBRUARY 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

TRANSPARENCY DIRECTIVE TRANSITIONAL PROVISION 6

TOTAL VOTING RIGHTS = 570,570,759

As at 31 January 2007 the issued share capital of Smiths Group plc comprised 570,570,759 ordinary shares of 25p each nominal value, all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange. Each share has one vote on a poll. Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 570,570,759, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	10:45 05-Feb-07
Number	7026Q

smiths

5 FEBRUARY 2007

SMITHS GROUP PLC

SMITHS GROUP EXECUTIVE DIRECTORS INCREASE THEIR HOLDINGS OF SMITHS SHARES

THE FOUR EXECUTIVE DIRECTORS OF SMITHS GROUP PLC HAVE INCREASED THEIR COMBINED SHAREHOLDINGS IN THE COMPANY BY 341,099 SHARES TO A TOTAL OF 1.073 MILLION SHARES, PARTLY THROUGH THE EXERCISE OF OPTIONS (WITH ACCOMPANYING SALES OF SHARES TO COVER THE COST OF EXERCISE AND TAX ARISING) AND PARTLY THROUGH THE INVESTMENT OF NEW FUNDS. (DETAILS FOLLOW.)

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   MR KEITH OLIVER BUTLER-WHEELHOUSE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8. State the nature of the transaction:
   EXERCISE OF OPTIONS UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME AND THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME; MARKET SALE OF SHARES; MARKET PURCHASE OF SHARES; AND A CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   EXERCISE OF OPTIONS UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
02/10/2002	225,000	654p / SHARE
01/10/2003	226,250	669p / SHARE

EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
24/10/2003	45,396	0.1p / SHARE

MARKET PURCHASE OF 44,082 SHARES AT 1068.1278p / SHARE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.09%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
    369,250 SHARES SOLD AT 1068.1278p /SHARE
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.06%
13. Price per *share* or value of transaction: SEE 9 AND 11 ABOVE
14. Date and place of transaction: 2 FEBRUARY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    601,098 SHARES – 0.10%
16. Date issuer informed of transaction 2 FEBRUARY 2007

f a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 2 FEBRUARY 2007 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE CONTINGENT AWARD WILL VEST ON THE DATE OF THE ANNOUNCEMENT OF THE COMPANY'S RESULTS FOR THE 2008/09 FINANCIAL YEAR (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):
    ORDINARY SHARES – 75,213
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
    OPTIONS HELD OVER 235,648 SHARES
    CONTINGENT AWARDS OVER 622,638 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 5 FEBRUARY 2007

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1) (b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   DR JOHN FERRIE, CBE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8. State the nature of the transaction:
EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME; MARKET SALE OF SHARES; MARKET PURCHASE OF SHARES; AND A CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
24/10/2003	19,028	0.1p / SHARE

MARKET PURCHASE OF 12,611 SHARES AT 1068.1278p / SHARE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.01%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
7,817 SHARES SOLD AT 1068.1278p /SHARE
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%
13. Price per *share* or value of transaction: SEE 9 AND 11 ABOVE
14. Date and place of transaction: 2 FEBRUARY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
151,495 SHARES – 0.03%
16. Date issuer informed of transaction 2 FEBRUARY 2007

f a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 2 FEBRUARY 2007 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
THE CONTINGENT AWARD WILL VEST ON THE DATE OF THE ANNOUNCEMENT OF THE COMPANY'S RESULTS FOR THE 2008/09 FINANCIAL YEAR (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):
ORDINARY SHARES – 21,517
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
OPTIONS HELD OVER 323,756 SHARES
CONTINGENT AWARDS OVER 256,282 SHARES
23. Any additional information:
VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 5 FEBRUARY 2007

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):

DISCLOSURE RELATING TO A DIRECTOR

3. Name of *person discharging managerial responsibilities/director*:

MR JOHN LANGSTON

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:

NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8. State the nature of the transaction:

EXERCISE OF OPTIONS UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME, THE TI GROUP 1990 INTERNATIONAL EXECUTIVE SHARE OPTION SCHEME AND THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME; MARKET SALE OF SHARES; MARKET PURCHASE OF SHARES; AND A CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:

EXERCISE OF OPTIONS UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
02/10/2002	99,500	654p / SHARE
01/10/2003	100,000	669p / SHARE

EXERCISE OF OPTION UNDER THE TI GROUP 1990 INTERNATIONAL EXECUTIVE SHARE OPTION SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
13/03/1998	14,756	1026.66p / SHARE

EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
24/10/2003	18,091	0.1p / SHARE

MARKET PURCHASE OF 18,685 SHARES AT 1068.1278p / SHARE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.04%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:

176,147 SHARES SOLD AT 1068.1278p /SHARE

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.03%
13. Price per *share* or value of transaction: SEE 9 AND 11 ABOVE
14. Date and place of transaction: 2 FEBRUARY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):

169,236 SHARES – 0.03%

16. Date issuer informed of transaction 2 FEBRUARY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 2 FEBRUARY 2007 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:

THE CONTINGENT AWARD WILL VEST ON THE DATE OF THE ANNOUNCEMENT OF THE COMPANY'S RESULTS FOR THE 2008/09 FINANCIAL YEAR (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)

19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):

ORDINARY SHARES – 31,881

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
OPTIONS HELD OVER 129,595 SHARES
CONTINGENT AWARDS OVER 274,713 SHARES
23. Any additional information:
VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 5 FEBRUARY 2007

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*: SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
MR DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8. State the nature of the transaction:
EXERCISE OF OPTIONS UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME, THE TI GROUP 1990 INTERNATIONAL EXECUTIVE SHARE OPTION SCHEME AND THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME; MARKET SALE OF SHARES; MARKET PURCHASE OF SHARES; AND A CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
EXERCISE OF OPTIONS UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
02/10/2002	95,000	654p / SHARE
01/10/2003	95,500	669p / SHARE

EXERCISE OF OPTION UNDER THE TI GROUP 1990 INTERNATIONAL EXECUTIVE SHARE OPTION SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
11/03/1999	36,153	943.31p / SHARE

EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
24/10/2003	14,219	0.1p / SHARE

MARKET PURCHASE OF 17,579 SHARES AT 1068.1278p / SHARE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.05%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
    187,537 SHARES SOLD AT 1068.1278p /SHARE
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.03%
13. Price per *share* or value of transaction: SEE 9 AND 11 ABOVE
14. Date and place of transaction: 2 FEBRUARY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    151,168 SHARES – 0.03%
16. Date issuer informed of transaction 2 FEBRUARY 2007

f a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 2 FEBRUARY 2007 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE CONTINGENT AWARD WILL VEST ON THE DATE OF THE ANNOUNCEMENT OF THE COMPANY'S RESULTS FOR THE 2008/09 FINANCIAL YEAR (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
?0. Description of *shares* or debentures involved (*class* and number):
    ORDINARY SHARES – 29,994
?1. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
?2. Total number of *shares* or debentures over which options held following notification:
    OPTIONS HELD OVER 157,202 SHARES
    CONTINGENT AWARDS OVER 253,938 SHARES
?3. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
?4. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 5 FEBRUARY 2007

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1) (b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
   MR PAUL R COX
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8. State the nature of the transaction:

MARKET PURCHASE OF SHARES AND CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT SHARE PLAN

). Number of *shares*, debentures or financial instruments relating to *shares* acquired:
4,002 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: 1068.1278p
14. Date and place of transaction: 2 FEBRUARY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
7,318 SHARES – <0.01%
16. Date issuer informed of transaction 2 FEBRUARY 2007

f a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 2 FEBRUARY 2007 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
THE CONTINGENT AWARD WILL VEST ON THE DATE OF THE ANNOUNCEMENT OF THE COMPANY'S RESULTS FOR THE 2008/09 FINANCIAL YEAR (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):
ORDINARY SHARES – 5,544
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
CONTINGENT AWARDS OVER 87,487 SHARES
23. Any additional information:
VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 5 FEBRUARY 2007

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
MR STEPHEN PHIPSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED

N 3 ABOVE

} State the nature of the transaction:

EXERCISE OF OPTIONS UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME AND THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME; MARKET SALE OF SHARES; MARKET PURCHASE OF SHARES; AND A CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
EXERCISE OF OPTIONS UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
02/10/2002	30,000	654p / SHARE
01/10/2003	33,500	669p / SHARE

EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES SENIOR EXECUTIVE DEFERRED SHARE SCHEME

DATE OF GRANT	NO. OF SHARES ACQUIRED	OPTION EXERCISE PRICE
24/10/2003	2,394	0.1p / SHARE

MARKET PURCHASE OF 5,345 SHARES AT 1068.1278p / SHARE

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.01%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
50,335 SHARES SOLD AT 1068.1278p /SHARE
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.01%
13. Price per *share* or value of transaction: SEE 9 AND 11 ABOVE
14. Date and place of transaction: 2 FEBRUARY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
55,039 SHARES – 0.01%
16. Date issuer informed of transaction 2 FEBRUARY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 2 FEBRUARY 2007 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
THE CONTINGENT AWARD WILL VEST ON THE DATE OF THE ANNOUNCEMENT OF THE COMPANY'S RESULTS FOR THE 2008/09 FINANCIAL YEAR (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):
ORDINARY SHARES – 9,121
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
OPTIONS HELD OVER 37,340 SHARES
CONTINGENT AWARDS OVER 179,366 SHARES
23. Any additional information:
VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 5 FEBRUARY 2007

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1) (b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):

DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

3. Name of *person discharging managerial responsibilities/director*:
   MR SRINIVASAN SESHADRI
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8. State the nature of the transaction:
   MARKET PURCHASE OF SHARES AND CONTINGENT AWARD UNDER THE SMITHS GROUP CO-INVESTMENT SHARE PLAN
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   12,658 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: 1068.1278p
14. Date and place of transaction: 2 FEBRUARY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    12,658 SHARES – <0.01%
16. Date issuer informed of transaction 2 FEBRUARY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 2 FEBRUARY 2007 (DATE OF AWARD)
18. Period during which or date on which it can be exercised:
    THE CONTINGENT AWARD WILL VEST ON THE DATE OF THE ANNOUNCEMENT OF THE COMPANY'S RESULTS FOR THE 2008/09 FINANCIAL YEAR (OR AS OTHERWISE DETERMINED BY THE PLAN RULES)
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):
    ORDINARY SHARES – 21,598
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: N/A
22. Total number of *shares* or debentures over which options held following notification:
    CONTINGENT AWARDS OVER 74,303 SHARES
23. Any additional information:
    VESTING OF THE AWARD IS SUBJECT TO PERFORMANCE AND OTHER CRITERIA BEING SATISFIED
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 5 FEBRUARY 2007

Additional information:

ON 2 FEBRUARY 2007 THE TRUSTEE OF THE SMITHS EMPLOYEE SHARE TRUST NOTIFIED THE COMPANY THAT THE TRUST HAD PURCHASED 650,000 ORDINARY SHARES OF 25p IN SMITHS GROUP PLC AT 1068.1278p PER

SHARE. EACH OF THE DIRECTORS OF THE COMPANY LISTED ABOVE HAS A TECHNICAL INTEREST IN THIS PURCHASE BY VIRTUE OF BEING A POTENTIAL BENEFICIARY OF THE TRUST.

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